Verizon New York Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Six Months Ended June 30, 2003

Income (loss) before provision (benefit) for income taxes and cumulative effect of changes in accounting principle	$(104.9)
Equity income from affiliates	(42.2)
Dividends received from equity affiliates	33.9
Interest expense	172.8
Portion of rent expense representing interest	52.9
Amortization of capitalized interest	7.4

Earnings, as adjusted	$119.9

Fixed charges:
Interest expense	$172.8
Portion of rent expense representing interest	52.9
Capitalized interest	7.0

Fixed charges	$232.7

Ratio of earnings to fixed charges	.52 *

* Earnings were inadequate to cover fixed charges by $112.8 million